October 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa Kindelan, Kathleen Collins, Edwin Kim and Larry Spirgel

Re:	Hanryu Holdings, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 CIK No. 001911545

Dear Mses. Kindelan and Collins and Messrs. Kim and Spirgel,

This letter is submitted on behalf of Hanryu Holdings, Inc. (the “Company”) in response to comments of the staff of the Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1 filed on August 24, 2022 (the “Draft Registration Statement”), as set forth in your letter dated September 13, 2022 (the “Comment Letter”) addressed to Chang-Hyuk Kang, Chief Executive Officer of the Company. Contemporaneously with the submission of this letter, the Company is filing Amendment No. 3 to the Draft Registration Statement (the “Amendment”), which Amendment will include certain revisions to disclosure in response to the Staff’s comments raised in the Comment Letter.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to by the Company to Disclosure Law Group, a Professional Corporation.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1.	We note your revised disclosure in response to prior comment 1. Please also include these disclosures on page 3 when you first discuss the FANTOO platform.

Response

The Company respectfully acknowledges the Staff’s comment and advise the Staff that the Company has included the requested disclosure on page 3 of the Amendment when we first discuss the FANTOO platform.

2.

We note your response to prior comment 2 regarding the size and nature of your user base of the FANTOO platform. Although your user base increased from 700,000 to four million users, you indicate that you do not generate any revenue from the FANTOO platform. Please explain why your user base increased rapidly, yet you have not been able to generate revenues from such an increase. Additionally, provide detail as to your growth in specific markets or geographic areas. For example, clarify if you believe the growth in users was related to the issuance and sales of KDC and the resulting interest in your platform from cryptocurrency enthusiasts. Also, if you do not yet generate user-to-user sales on your platform, please describe how your users, particularly your new users, are engaging with your platform. Further, please clarify whether the ownership of KDC or KDG is similar to the geographic distribution of your user base.

Response

The Company respectfully acknowledges the Staff’s comment and advise the Staff that during the current phase of the FANTOO platform’s operation, the Company is focusing on growing its user-base as opposed to implementing user-to-user sales. Specific examples of the Company’s marketing efforts to grow its user base are (i) as of August 2022, 166 poll events within the FANTOO platform, with 4.48 million participants from 107 countries, (ii) the Company’s competitions held within the FANTOO platform, that allow users to win prizes - such as the Global KPop Dance Competition that drew 1312 teams from 80 countries, and (iii) our recent exhibition in KCON LA 2022, the world’s largest fan celebration of Korean culture and music, held in Los Angeles, California. The Company is utilizing this strategy to maximize growth in its user base prior to implementing revenue generating services to allow users to adjust to the FANTOO platform and organically grow into revenue-generating services. As of October, 2022, the geographic breakdown of the percentages of our approximately 7.0 million users is as follows:

Philippines	12.68%
Indonesia	12.18%
Republic of Korea	11.77%
South America	11.35%
Thailand	10.59%
U.S.A	9.96%
Japan	9.4%
Others	9.82%
Europe	8.46%
Malaysia	3.78%

Currently, users of the FANTOO platform mainly engage with the platform in the following ways: (i) participating in various online events hosted by the Company, such as birthday polls, online competitions and contests (including K-pop dance competitions, fan-art, modern art and design); (ii) viewing the latest K-Culture news and content; (iii) creating clubs within the FANTOO platform based on their specific interests; and (iv) socializing via the chat function.

The Company does not believe that the growth in users was related to issuances of and sales of Kingdom Coin (“KDC”) and the resulting interest in our platform from cryptocurrency enthusiasts as the Company terminated the ability of Kingdom Gold (“KDG”) to be transferred out of the platform – thereby ceasing the ability for users to exchange KDG into KDC.  Furthermore, prior to the KDC Divestiture (defined in the response to Comment 3), KDG had not yet been issued to users as there had not yet been advertising revenue.  As KDG had not been issued prior to the decision to terminate the ability to convert KDG and KDC, no conversion of KDC into KDG (or vice-versa) has ever occurred or will ever occur.  Therefore, management believes that it is extremely unlikely that the growth in users was related to the issuance and sale of KDC, nor was it due to any resulting interest in the FANTOO platform from cryptocurrency enthusiasts or speculators.  Initially, the Company only issued KDC to certain creditors for which certain debt of the Company was exchanged for KDC (see the Company’s response to Comment 13). All creditors were from South Korea, except for one creditor from Hong Kong.  After the KDC Exchange (as defined in response to Comment 13), KDC was listed on XT.com and LBank and since the KDC Divestiture, the Company can no longer track issuances of KDC. Thus, the Company does not believe that the ownership of KDC is similar to the geographic distribution of our user base.

3.

We note your response to prior comment 3 regarding your market opportunity, particularly noting that China represents the largest potential market with over 85 million K-Culture fans. China is not listed as one of your largest geographic areas for your users, yet, you also indicate that China is an excluded jurisdiction for downloading the FANTOO Wallet. Please identify all material excluded jurisdictions and specify the percentage or number of users that you have in China. To the extent that you are unable to monetize the Chinese market due to cryptocurrency restrictions or regulatory restrictions such as data privacy rules and censorship, please clarify here and in an appropriate risk factor.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not offer services within China due to China’s censorship of Korean cultural content.  Since 2016, China has banned Korean television series and movies, and prevented Korean music artists from holding events in China.  Furthermore, the Company does not plan to expand into China due to data protection and privacy issues within China, and the Company desires to protect the privacy of its user’s data.  As such, the Company decided to focus on expanding its reach into other countries rather than focusing on entering the market in China. Currently, there are no users of the FANTOO platform located within China.

The Company further advises the Staff that the Company has decided to move away from including KDC in the Company’s operating plan due to the volatility and uncertainty within the cryptocurrency market. After the divestiture of its holdings of Kingdom Coin (“KDC”), related KDC operations, and ownership and operation of the FANTOO Wallet application (“Fantoo Wallet”) to Kingdom Coin Holdings, a Foundation Company Limited by Guarantee Without a Share Capital (the “KDC Foundation”) (the “KDC Divestiture”) pursuant to that certain Business Transfer Agreement, dated June 22, 2022, by and between HBC and the Kingdom Foundation (the “KDC Agreement”), the Company no longer supports the transfer of Kingdom Gold (“KDG”) outside of the FANTOO platform into Fantoo Wallet.  As KDG can no longer be transferred out of the FANTOO platform, it cannot be exchanged for KDC, and KDC can no longer be exchanged for KDG.  Due to this change, the Company no longer will have to maintain requirements for “excluded jurisdictions.”  The Company made this change in its business plan due to recent regulatory and market conditions surrounding cryptocurrency, as well as to protect its users from the volatility inherent in cryptocurrency and potential speculation in KDG due to its ability to be exchanged into KDC.

4.

We note your responses to prior comments 4 and 21 regarding your KDC and the subsequent divestiture of your KDC operations to an "unaffiliated and unrelated third party" called Kingdom Coin Holdings ("KDC Foundation") pursuant to a June 22, 2022 Divestiture Agreement. Please provide the following information about this transaction:

•	the name and address of the accounting firm or organization;

•	Describe the material terms of the Divestiture Agreement and file it as an exhibit.

•	Provide more information about the nature and business of the KDC Foundation and any relationship between the Foundation and your significant investors, management or employees.

•	Clarify when and how the KDC Foundation was created, and why you believe it is an unaffiliated and unrelated party.

•	Disclose the location of its principal executive offices, management, and principal operations.

•	Clarify whether KDC Foundation paid any consideration for its nearly 300 billion KDC and if there are any restrictions on the sale or transfer of its KDC.

•	Clarify whether KDC Foundation intends on mining additional KDC that can be exchangeable into KDG.

Response

The Company respectfully acknowledges the Staff’s comment and advise the Staff as follows:

The name and address of the accounting firm or organization.

There was no accounting firm or organization that facilitated this transaction.  The transaction was self sourced with an introduction from mutual business acquaintance.

Describe the material terms of the Divestiture Agreement and file it as an exhibit.

The Company advises the Staff that it has filed the KDC Agreement as an exhibit to the Amendment. The material terms of the KDC Agreement are that in exchange for the Company transferring (a) its then-existing outstanding KDC balance of 299,651,320,620, (b) blockchain MainNet known as the FandomChain, and (c) the Fantoo Wallet to the KDC Foundation, the KDC Foundation will (y) assume all obligations and liabilities with respect to KDC and Fantoo Wallet, and (z) pay to the Company the following contingent amounts, if, at December 31, 2024:

•	The KDC Foundation generates sales in excess of $74 million from the assets transferred from the Company, the KDC Foundation shall pay 10% of such sales to the Company;

•	The KDC Foundation generates sales in excess of $37 million, but less than $74 million, from the assets transferred from the Company, the KDC Foundation shall pay 15% of such sales to the Company; and

•	The Company will receive no consideration from the KDC Foundation if the assets transferred from the Company generates sales under $37 million.

Provide more information about the nature and business of the KDC Foundation and any relationship between the Foundation and your significant investors, management or employees.

There are no relationships among the KDC Foundation, our significant investors, management, or employees.  According to its governing documents, as provided by the KDC Foundation, the KDC Foundation was incorporated on June 22, 2022, with the principal business purpose of administrating, operating, and managing KDC, FandomChain, and Fantoo Wallet.

Clarify when and how the KDC Foundation was created, and why you believe it is an unaffiliated and unrelated party.

As stated in our response above, KDC Foundation was incorporated on June 22, 2022, as a Foundation Company Limited By Guarantee Without A Share Capital, incorporated in the Cayman Islands.  The Company, including the Company’s subsidiaries, shares no significant investors, directors, officers (or other management), or employees with KDC Foundation.  The Company’s dealings with KDC Foundation has been limited to the transfer of KDC, FandomChain, and Fantoo Wallet to KDC Foundation. As such, management believes it is an unaffiliated and unrelated third party.

Disclose the location of its principal executive offices, management, and principal operations.

The location of the KDC Foundation’s principal executive offices are P.O. Box 712, Suite 102, Cannon Place, North Sound Road, George Town, Grand Cayman KY1-9006, Cayman Islands..  The KDC Foundation’s management is Plus Meta PTE. LTD, address 531A Upper Cross Street #04-98, Hong Lim Complex, Singapore (051531), as Supervisor. The principal operations of the KDC Foundation are to manage and operate KDC, FandomChain (MainNet), and Fantoo Wallet .

Clarify whether KDC Foundation paid any consideration for its nearly 300 billion KDC and if there are any restrictions on the sale or transfer of its KDC.

The KDC Foundation paid no up-front consideration for the KDC transferred to it; however, the Company may become entitled to consideration upon the KDC Foundation’s receipt of specific revenue goals, as more specifically set forth above in this response to Comment 4. Under the terms of the KDC Agreement, there are no restrictions on the sale or transfer of the KDC transferred.

Clarify whether KDC Foundation intends on mining additional KDC that can be exchangeable into KDG.

The Company is unaware of the KDC Foundation’s intentions as it relates to mining additional KDC; however, the Company no longer allows the transfer of KDG out of the FANTOO platform into the Fantoo Wallet. Therefore, KDG can no longer be exchanged into KDC, and vice-versa. Furthermore, KDG was not issued to users at the time of the KDC Divestiture as the Company had not yet received revenue from advertisements, and therefore, no KDG was ever converted into KDC, and no KDC was ever converted into KDG.

Selected Risks Related to our Business, page 6

5.	We note your revisions regarding the history of net losses. Please revise to also disclose the net loss for the years ended December 31, 2021 and 2020.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosures on pages 6, 14, and 17 of the Amendment to address the Staff’s comment.

Risk Factors, page 14

6.	We note your response to prior comment 7. Clarify how the divestiture will curb the ability of investors or holders of KDC from speculating in KDG within or outside your FANTOO eco-system.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to the KDC divestiture, the Company had not issued KDG as the Company had not generated any advertising revenue through the FANTOO platform.  Furthermore, after the KDC Divestiture, the Company ceased its plans to allow for the transfer of KDG outside of the FANTOO platform (including into Fantoo Wallet), therefore no longer allowing users to exchange KDG and KDC. Without the ability to exchange KDC and KDG, there is no incentive for investors or holders of KDC to speculate in KDG within or outside the FANTOO eco-system.

Key Performance Indicators, page 46

7.

We note your revised disclosures in response to comment 9. Please further revise to explain what an "account" and an "active account" are and how they relate to a registered user and monthly active user, which you define as a unique user who accesses the app during the prior 30 days of the period. To the extent your metric represents the number of accounts and monthly active accounts, please consider renaming your measure of MAU accordingly.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that an “account” refers to a registered user, while an “active account” refers to an active user who accesses the FANTOO platform during the prior 30 days. As the term “active user” is synonymous with a “monthly active user” or “MAU”, the Company has revised the Amendment to replace the term “active account” with “monthly active user”, or, “MAU”, to avoid confusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparisons of the Years Ended December 31, 2021 and 2020 Revenue, page 50

8.	Revise to remove the reference to accounting for non-cash consideration or explain to us, and clarify in the disclosures, why such reference is relevant here.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amendment has been revised to remove the reference to accounting for non-cash consideration.

Liquidity and Going Concern, page 53

9.

You state that you believe your cash on hand will sustain operations until December 31, 2022. Considering your historical operating costs and current obligations, please tell us how you made this determination as cash and cash equivalents were only $11,756 as of June 30, 2022, or revise your disclosures as necessary.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that since the period ended June 30, 2022 through the date of this communication, the Company has generated approximately: (a) $1.1 million from the exercise of warrants to purchase 1,876,666 shares of Hanryu Holdings common stock by the HBC Warrantholders that participated in the Warrant Exchange (each as defined in the Draft Registration Statement), and (b) $0.8 million from a pilot campaign we are working on with a South Korean company, pursuant to which we market their K-Culture fandom products across the Company’s channels including the FANTOO platform, Hanryu Times, and K-Commerce, in exchange for a marketing fee paid to the Company.  As management continues to explore ways to generate income, we believe the cash on hand and income from continuing financing activities, marketing, and advertising sales will sustain operations until December 31, 2022.

The FANTOO Ecosystem, page 62

10.

We note your responses to comment 15 and second bullet point of comment 51. Please add risk factor disclosure addressing (i) the potential consequences under the U.S. federal securities if the offers and sales of KDC were not conducted pursuant to an available Securities Act exemption under the U.S. federal securities laws, (ii) your reliance on third parties to prevent offers and sales in the United States and to U.S. persons, and (iii) the risks that the policies and procedures of these third parties may not have been be effective/sufficient to prevent such offers and sales or that persons may have been be able to circumvent such policies and procedures.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has added a risk factor addressing the Staff’s concerns beginning on page 29 of the Amendment.

11.

We note your response to comment 49. Please confirm, if true, that while KDG is available in the United States and to U.S. persons it has a fixed value within the platform and cannot be transferred outside the platform. In addition, please confirm, if true, that persons in the United States and U.S. persons cannot exchange KDG for KDC. Further, if the latter is true, please explain the policies and procedures and/or programming that you have implemented to prevent such exchange and provide appropriate risk factor disclosure addressing the related risks.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that: (1) KDG is available in the United States and to U.S. persons; and (2) it has a fixed value within the FANTOO platform and cannot be transferred outside the platform.  Furthermore, after the KDC Divestiture, the Company determined it was best to alter its business plan as it relates to KDC in order to protect its users from the current volatility of the cryptocurrency market. Prior to the KDC Divestiture, the Company had not yet issued KDG as it had not generated advertising revenue from the FANTOO platform. Since the KDC Divestiture, KDG remains a reward point that exists solely within the FANTOO platform and cannot be transferred outside the FANTOO platform. Because KDG cannot be transferred outside of the FANTOO platform, KDG and KDC cannot be exchanged. As management believes KDG is not a security (pursuant to the Company’s analysis in its response to Comment 33), and can no longer be converted into KDC, which could be deemed a security by the SEC or judicial decision, the Company has alleviated the risks of any failures in procedures and/or programming to prevent prohibited users from making such exchanges. The Company has further revised the Company’s disclosures in the Amendment to reflect this information.

12.

We note that holders of KDG can exchange it for KDC in certain jurisdictions. Please explain whether holders may transfer KDC into the United States or to U.S. persons following such exchange. If not, please explain the policies and procedures and/or programming that prevent such transfers.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the reasons set forth in the response to Comment 11, KDG can no longer be transferred outside of the FANTOO platform (into Fantoo Wallet or otherwise), and therefore cannot be exchanged or otherwise converted into KDC. As users can no longer convert KDG into KDC, the Company no longer needs to prevent holders of KDG from exchanging it into KDC in certain jurisdictions in which it may be prohibited, or otherwise setting “excluded jurisdictions.”

13.

We note your response to prior comment 18 regarding the mining of 300 billion KDC, your exchange of 348,679,380 KDC to your debtholders for the extinguishment of $9.4 million of your debt, and the transfer of the remaining 299,651,320,620 KDC to KDC Foundation. Please cross-reference your detailed disclosure on pages F-23 and F-54 regarding these transactions. Further, clarify that the KDC was valued at approximately $0.027 for the debt extinguishment while the current market value of KDC is much less than that amount and much less than the current value of KDG (100 Korean Won per KDG).

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has cross referenced the detailed disclosures on pages F-25 and F-57 regarding the exchange of 348,679,380 KDC for an aggregate value of $9,428,664 in debt (the “KDC Exchange”), and has revised the disclosures as necessary.  In regard to the KDC Exchange, the number of KDC issued to each debtholder in exchange for forgiveness of such debtholder’s respective debt was privately negotiated between the Company and respective debtholder. As such, the per-coin value of the KDC issued to the debtholders varies from transaction-to-transaction.  Currently, the market price of KDC has dropped significantly since the KDC Exchange, with KDC currently being listed at $0.00017. For purposes of assigning a value to determine the number of KDG to issue to users from advertising profits, KDG has a fixed value of 100KRW per KDG.

14.

We note your response to prior comment 23 regarding the use of your FANTOO wallet and its ability to store both KDG and KDC. Please clarify whether you have the ability to track and quantify the total number of KDG and KDC stored in your FANTOO wallets and if so, please quantify the amounts of each.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to the KDC Divestiture, the Company had not yet issued KDG as it had not generated advertising revenue from the FANTOO platform, and as such there has never been KDG stored in Fantoo Wallet. After the KDC divestiture, the Company does not own or operate Fantoo Wallet. KDG as in-platform rewards point cannot flow outside the platform or into Fantoo Wallet, and KDC can not be exchange into KDG or vice versa, so KDG will not be stored in Fantoo Wallet. KDG will be stored and quantified as rewards point within the FANTOO platform under the in-platform reward system structure that consists of (i) the Company’s KDG reserve account, (ii) the Company’s active account for collected advertising revenue which was converted into KDG and ready to distribute to users based on user contributions to the FANTOO platform, (iii) the Company’s recycled KDG account, which stores KDG after being spent by users to make purchases within the application, and (iv) each user’s individual account stores.

15.

We note your response to prior comment 22 regarding blockchain technology and the mechanics of your “Fandom chain” for both your KDG and KDC.  Since KDC has not been eliminated from your eco-system, please clarify how blockchain is used to create, maintain and transfer both KDG and KDC.  We note that you reference the use of the Ethereum ERC-20 public blockchain with respect to KDC in your response to prior comment 16, but it is not mentioned in the prospectus. To the extent that KDG or KDC uses blockchain technology and it is a material aspect of how your FANTOO eco-system operates, or will operate, please discuss the material risks involved with using and securing transactions with this technology.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the reasons set forth in the response to Comment 11, the Company no longer allows for Fantoo Wallet to exchange KDC into KDG, or KDG into KDC and thus, KDC has been prospectively eliminated from the FANTOO platform ecosystem. The FANTOO platform will not be operated on nor are there any plans for KDG to be available on a public blockchain prospectively. The Company does not use blockchain technology for KDG, but maintains internal ledgers to track, transfer, and issue rewards of KDG within the FANTOO platform.

Description of Securities, page 88

16.

We note your response to prior comment 25 regarding your exclusive forum provision that provides certain proceedings to be litigated before the Delaware Court of Chancery, or if it does not have jurisdiction, the District of Delaware at the United States District Court. Your revised disclosure on page 89 indicates that the exclusive forum provision will not apply to cases involving claims under the Securities Act and Exchange Act. We note however, your certificate of incorporation and your risk factor on page 37 does not reflect these exceptions. Please revise accordingly.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment, we have revised the risk factor on page 37 of the Amendment to clarify that the forum selection provision does not apply to claims brought pursuant to the federal securities laws and the rules and regulations thereunder, including the Securities Act and Exchange Act, and to identify the related risks of such forum selection provision to, and other potential impacts on, investors. In addition, to help stockholders understand the scope of the forum selection provisions going forward, the Company undertakes to include similar disclosure with regard to its forum selection provision in its future Exchange Act and Securities Act filings in which such provision is addressed.

Unaudited Financial Statements for the Six Months Ended June 30, 2022 and 2021 Condensed Consolidated Balance Sheets, page F-2

17.

Please revise your reference to the issued and outstanding shares to reflect the shares outstanding at June 30, 2022 and December 31, 2021 and ensure such amounts agree to shares outstanding as per the consolidated statements of changes in stockholders' equity. Similar revisions should be made to your audited balance sheets, as necessary.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amendment has been revised as requested on pages F-2 and F-33.

Notes to Condensed Consolidated Financial Statements

Note 1 - Nature of Operations and Basis of Presentation, page F-8

18.

You disclose that on June 22, 2022 you divested all KDC holdings and terminated all crypto-currency-related activity pursuant to a Business Transfer Agreement between HBC and an unaffiliated and unrelated third party, whereby you no longer own any KDC, and no longer conduct or control the operations, issuances, or sales of KDC. Please revise here to describe further the terms of the Divestiture Agreement. At a minimum, disclose the consideration received and how it is reflected in the financial statements. Also, tell us how you accounted for this transaction and specifically address your consideration of the guidance in ASC 205-20-45. Further, tell us and revise to disclose whether you have any obligation to the current holders of KDC as a result of this arrangement.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures in the Amendment to describe the material terms of the KDC Agreement, inclusive of the consideration to be received (if earned), and that for the reason set forth in the next paragraph, it is not reflected in the financial statements.  Further, the Company has no obligations to the current holders of KDC as a result of the KDC Agreement and/or the KDC Divestiture.

The Company believes that the transfer of KDC meets the definition of a “Component of an Entity” under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-20-45, Discontinued Operations, and as such can be disposed of by a means other than sale. The divestiture of KDC and its associated operations does not represent a strategic shift, nor has (and will not have), a major effect on the Company’s operations and financial results because the blockchain/KDC operations did not represent: (i) 15% of the Company’s total revenue; (ii) Geographical area that represents 20% of the Company’s total assets; or (iii) 30% of the Company’s historic net income and 15% of the current period’s income. The Company did not present the divestiture of its holdings of KDC and KDC-related activity as discontinued operations because there was no revenue, asset value, or net income from the divestiture of KDC and the related operations.

Consolidated Financial Statements, page F-30

19.

We note from your response to prior comment 27 that a member of your accounting team is a certified public accountant. Please tell us when this individual was hired and what role she plays in preparing your financial statements and evaluating your internal control over financial reporting. Also, tell us the status of her CPA renewal process and describe further to us her experience in preparing financial statements in accordance with U.S. GAAP and evaluating companies' internal controls. In addition, we note that you have relied on two accounting firms for the preparation of your financial statements and evaluation of your controls. Please revise your risk factor disclosures on page 35 to disclose that you currently rely on two accounting firms to prepare your financial statements and clarify that management is responsible for maintaining and evaluating controls over the flow of information to and from third-party service providers.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff the member of our team that is a certified public accountant (the “CPA”) was hired in January, 2022.  The CPA’s role is to cooperate with accounting firms when preparing financial statements and to respond to comments to auditors. The CPA’s license has been renewed, and is active in Washington State.  The CPA has eight years of work experience in private companies within South Korea, as well as global companies with subsidiaries in the United States, and as such has over five years of experience in preparing and reviewing financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”), as well as conversion to International Financial Reporting Standards as an accounting partner in South Korea. The CPA further has experience in internal auditing and reviewing and monitoring internal control procedures of the aforementioned subsidiaries in countries such Hong-Kong, China, Malaysia, and the United States.  The CPA’s audit covers evaluation of internal control systems, including the effectiveness of its internal controls, identifying deficiencies, and proposing remediation plans.

The Company further advises the Staff that the Company has included the requested disclosures on page 19 of the Amendment.

20.

We note your response to prior comment 35, however, the disclosure regarding the extinguishment of debt is still in the revenue recognition policy. As previously requested, please remove this disclosure from your revenue recognition discussion or explain to us, in detail, why you believe this transaction relates to revenue. Similar revisions should be made to your disclosures on page F-10.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Amendment as requested beginning on pages F-10 and F-41.

21.

We note your revised disclosure in response to prior comment 34. Please revise further to specifically discuss the nature of the online products sold by K-Commerce as well as how and when revenue for such sales is recognized. Similar revisions should be made to your disclosures on page F-10.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosures beginning on pages F-10 and F-41 of the Amendment to address the Staff’s comment. Pursuant to such disclosures, the Company further advises the Staff that revenue is primarily derived from merchandise sold on K-Commerce’s Website, with some revenue derived from other channels. Merchandise is fulfilled and shipped to customers with inventory owned and maintained by the Company.

Revenue is recognized when control of the product passes to the customer, typically at the date of delivery of the merchandise to the customer, or the date a service is provided and is recognized in an amount that reflects the expected consideration to be received in exchange for such goods or services. As such, customer orders are recorded as unearned revenue prior to delivery of products or services ordered. As the Company ships high volumes of packages through multiple carriers, the Company uses estimates to determine which shipments are delivered and, therefore, recognized as revenue at the end of the period. Delivery date estimates are based on average shipping transit times, which are calculated using the following factors: (i) the type of shipping carrier (as carriers have different in-transit times); (ii) the fulfillment source; (iii) the delivery destination; and (iv) actual transit time experience, which shows that delivery date is typically one to eight business days from the date of shipment. The Company reviews and updates our estimates on a quarterly basis based on our actual transit time experience. However, actual shipping times may differ from our estimates.

Generally, the Company requires authorization from credit card or other payment vendors whose services the Company offers to customers or verification of receipt of payment, before the Company ships products to purchasers. The Company generally receives payments from our customers before our payments to our suppliers are due. The Company does not recognize assets associated with costs to obtain or fulfill a contract with a customer.

Shipping and handling is considered a fulfillment activity, as it takes place prior to the customer obtaining control of the merchandise, and fees charged to customers are included in net revenue upon completion of our performance obligations. The Company presents revenue net of sales taxes, discounts, and expected refunds.

Merchandise sales contracts include terms that could cause variability in the transaction price for items such as discounts, credits, or sales returns. Accordingly, the transaction price for product sales includes estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. At the time of sale, the Company estimates a sales return liability for the variable consideration based on historical experience, which is recorded within “Accrued Liabilities” in the consolidated balance sheet. The Company records an allowance for returns based on current period revenues and historical returns experience. The Company analyzes actual historical returns, current economic trends and changes in order volume, and acceptance of our products when evaluating the adequacy of the sales returns allowance in any accounting period.

The Company evaluates the criteria outlined in FASB ASC 606-10-55, Principal versus Agent Considerations, in determining whether it is appropriate to record the gross amount of merchandise sales and related costs or the net amount earned as commissions. When the Company is the principal in a transaction and controls the specific good or service before it is transferred to the customer, revenue is recorded gross; otherwise, revenue is recorded on a net basis. Through contractual terms with our partners, we have the ability to control the promised goods or services and as a result record the majority of the revenue on a gross basis

Earnings (Loss) per share, page F-40

22.

We note your revised disclosure in response to prior comment 37. As previously requested, please explain why loss on sale of investments and gain on sale of warrants are excluded from your calculations of earnings (loss) per share and provide the specific accounting guidance considered. Alternatively, remove such disclosure both here and page F-11 and revise your loss per share calculation for the year ended December 31, 2020 accordingly. In addition, revise to include a reconciliation of the numerator and denominator for both the basic and diluted per share calculations. Refer to ASC 260-1050-1.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has removed its disclosures that loss on sale of investments and gain on sale of warrants are excluded from the calculations of earnings (loss) per share, and has revised our loss per share calculations for the year ended December 31, 2020. The Company has further included a reconciliation of the numerator and denominator for both the basic and diluted per share calculations.

Income Taxes, page F-40

23.

We note your revised disclosure in response to prior comment 38. As previously requested, please further revise to provide the disclosure requirements of ASC 740-10-50. In this regard, include the components of the deferred tax liabilities, deferred tax assets and valuation allowance as of each period presented, as well as a reconciliation of the reported amount of income tax expense for the years presented to the amount of income tax expense that would result from applying the applicable statutory tax rates to pretax income or loss. The estimated amount and the nature of each significant reconciling item should also be disclosed.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosures on pages F-12, F-44, and F-56 to address the Staff’s comment. The Company further advises the Staff that deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets as of December 31, 2021 and 2020 are summarized below:

	As of December 31
	2021	2020
Deferred tax assets:
Net operating loss carryforward	$760,235	$292,118
Stock-based compensation	0
Accrued liabilities	360,180
Fixed assets and intangibles	2,034,373
Total gross deferred tax assets	3,154,788	292,118
Valuation allowance	(3,154,788)	(292,118)
Net deferred tax assets	$-	$-

In assessing the potential realization of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon us attaining future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2021 and 2020, management was unable to determine if it is more likely than not that our deferred tax assets will be realized, and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates.

A reconciliation of South Korea statutory local income tax rate and the effective income tax rate is as follows:

	Year Ended December 31,
	2021	2020
Statutory local tax rate	(22.0)%	(22.0)%
State income tax, net of federal benefit	(0)%	(0)%
Nondeductible expenses	-%	-
Change in valuation allowance	22.0%	22.0%
Effective tax rate	0%	0%

As of December 31, 2021, we had South Korea local operating loss carryforward of approximately $3,455,618, expiring thorough 2036.

We have evaluated our income tax positions and have determined that we do not have any uncertain tax positions. Our net operating loss carryforward may be subject to certain limitations contained within Section 382 of the Internal Revenue Code. We may in the future become subject to federal, state, and South Korea local income taxation though it has not been since. We are not presently subject to any income tax audit in any taxing jurisdiction. Our policy is to record interest and penalties on uncertain tax positions as income tax expense.

We have U.S. federal, the state of Delaware, and South Korea as our “major” tax jurisdictions. U.S. federal, state, and South Korea local tax returns for the years ended December 31, 2021 and 2020, are still subject to tax examination; however, we do not currently have any ongoing tax examinations.

Note 3. Acquisition

Acquisition of RNDeep Co., Ltd, page F-42

24.

Your revised disclosure in response to prior comment 39 includes a list of shareholders who received HBC shares in the RnDeep acquisition, which includes Sprots Seoul Co. Ltd.'s holding 45.65%. However, Article 3 of the Merger Agreement in Exhibit 2.1 notes Hanryu Times Co., Ltd. (Hanryu Times) as the holder of 45.65% of such shares. Please explain the inconsistency and revise. Also tell us who owned all of the shares of RnDeep prior to the merger, when and from whom Hanryu Times acquired their shares, and how you accounted for such transaction. If Hanryu Times, your wholly owned subsidiary, owned such shares prior to the RnDeep merger, tell us how that was considered in your accounting for the merger. As it would appear to indicate that you held a 94.6% interest in RnDeep at the time of this transaction. Lastly, explain to us who Sprot Seoul Co., Ltd. is, whether there is any relationship between Sprot, the company, or any of the officers and directors of Sprot, Hanryu or RnDeep and when they acquired the shares of RnDeep.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•	there was an error in the spelling, and “Sprots Seoul Co. Ltd.” has been revised to reflect the proper name of “Sports Seoul Co. Ltd.”;

•

Sports Seoul Co., Ltd. (“Sports”) was established in 1985 as a sports newspaper in Seoul. Throughout Sports‘ corporate history it has changed its corporate name on multiple occasions, including changing its name to Hanryu Times Co., Ltd. on January 25, 2019, and then back to Sports Seoul Co., Ltd. on January 8, 2021. On or around March 11, 2021 HBC obtained the right tot he name “Hanryu Times” to incorporate its subsidiary, Hanryu Times Co. Ltd, because the name Hanryu fits into HBC’s business vision involving K-Culture, which is also known as “Hanryu.”  In Article 3 of that certain Merger Agreement between RnDeep Co., Ltd. (“RnDeep”) and HBC included as Exhibit 2.1 to the Draft Registration Statement (the “Merger Agreement”), RnDeep and HBC mistakenly used Sports’ prior name of Hanryu Times Co. Ltd., as HBC and RnDeep were unaware of Sports’ name change from Hanryu Times Co., Ltd., back to Sports Seoul Co., Ltd. Upon the closing of the RnDeep Merger, the corporate registration number for Hanryu Times, HBC’s subsidiary, was accidentally used by the individual preparing the document, instead of Sports’ corporate registration number.

•

Sports is a shareholder of Hanryu Holdings due to its ownership of common shares of RnDeep, for which such shares were exchanged for shares of Hanryu Bank Co. Ltd. (“HBC”) when RnDeep merged with and into HBC (the “RnDeep Merger”); and

•

except for being a shareholder of Hanryu Holdings due to its ownership of common shares of RnDeep, Sports, the Company, and the Company’s subsidiaries do not share any officers, directors, or principal owners.

•	The shareholders of RnDeep prior to the merger were: (i) HBC (49.32%); (ii) Sports (45.65%); (iii) Gyesuk Kim (2.00%); (iv) Haengsu Yeo (1.03%); and (v) Byungsu Kim (2.00%).

25.

Please clarify the date that the RnDeep merger was consummated. In this regard, you previously disclosed that this merger was consummated on May 30, 2021, which also agrees to Article 6 of the Merger Agreement filed as Exhibit 2.1. Tell us why your current disclosures do not agree to the filed Merger Agreement. Also, explain in detail how you determined the date of acquisition. Refer to ASC 805-10-25-6 and 25-7.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the RnDeep Merger was consummated on March 31, 2021 (the “Closing Date”), pursuant to an amendment to the RnDeep Merger Agreement dated March 2, 2021 (the “Merger Amendment”). The determination of the Closing Date complies with FASB ASC Topic 805, Business Combinations (“ASC 805”), specifically ASC 805-10-25-6, as that is the date on which it obtained control of RnDeep. The Company has included the Merger Amendment as Exhibit 2.2.

26.

You state in your response to prior comment 40 that management is responsible for determining the fair value of identifiable intangible assets acquired in the RnDeep acquisition. Given your continued focus on the FANTOO platform, please tell why you did not allocate any of the purchase price to technology acquired from RnDeep. In this regard, you state on page F-35 that as a result of the RnDeep Acquisition you acquired the underlying technologies for the Fandom Chain and the AI that powers many of FANTOOs features. Alternatively, explain further the strategic purpose of this acquisition and revise your disclosures throughout to clarify as necessary.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no portion of the purchase price was allocated to technologies acquired from RnDeep as the Company could not utilize the technology at the time it was purchased, but planned on utilizing such technology in the future when more of the platform design/architecture could be completed. At the time of the acquisition, the Company was not able to integrate the acquired technology and was unsure of when such technology would be able to be integrated into the Company’s service offerings. As such, the Company believed the value of the technology (intangible assets) acquired to be $0, the Company had uncertain cash flows at the time of acquisition, and therefore did not allocate any of the purchase price to such technologies.

Acquisition of K-commerce, page F-44

27.

We note your revised disclosures in response to prior comment 29. Please revise your disclosures on page 10 to clarify that the consideration paid in exchange for a 50.8% voting interest was the extinguishment of a short-term loan to K-commerce as you state here. Also, revise throughout to clarify that K-commerce was previously 100% owned by your CEO and CMO.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosures throughout the Amendment to reflect that the consideration paid in exchange for a 50.8% voting interest was the extinguishment of a short-term loan to K-Commerce, and that K-Commerce was previously 100% owned by the Company’s CEO and CMO.

Acquisition of Marine Island Co., Ltd., page F-45

28.

You state in response to prior comment 30 and in your revised disclosures that you acquired certain asset and liabilities of Marina Island Co., Ltd. for cash consideration of $270,530 and that the fair value of the net assets acquired was $231,095. It is unclear how you determined that this transaction resulted in a gain on bargain purchase when the consideration paid was in excess of the fair value of the net assets acquired. Please further explain or revise.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the cash consideration for Marine Island Co., Ltd., was misstated in the Draft Registration Statement. The cash consideration paid for Marine of $270,530 in the Draft Registration Statement was incorrectly stated and the Amendment has been revised to reflect the proper cash consideration of $8,738.

Note 9 - Investments, page F-48

29.

We note your response to prior comment 43. Please explain further how you determined that the Midas AI investment was not a related party transaction and specifically address why you believe that Midas is not a principal owner in the company. In this regard, it appears that Midas Investment holds 14.67% of the company's outstanding voting common stock. Refer to ASC 850-10-05-3(d). Also, tell us, and revise to disclose, the status of this investment and how the balance was reduced to zero at June 30, 2022.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosures to include Midas AI Investment Co., Ltd. (“Midas”) as a related party, and the associated transaction as “Related Party Transactions” within the financial statements and notes thereto. The balance of the Company’s investment in Midas was reduced to $0 at June 30, 2022 due to the Company’s sales of the entirety of its bonds with warrants to a third-party during that period.

30.

You disclose that you accounted for the "Seoul Marina (Bond, Right Management)" of $2,935,658 by applying ASC Topic 320, and recorded such amount as “other investments” by the cost method. However, based on your response to prior comment 42, this appears to represent the right to use the Seoul Marina facilities for 10 years. Please tell us why this is considered an investment and how you applied ASC 320. Further, tell us how you considered whether this asset should be amortized over the 10 year period during which you have the right to use such space. Also, tell us why you have included Seoul Marina Co, Ltd in your organization chart on page 60 or revise as necessary.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company categorized the “Seoul Marina (Bond, Right Management)” as an investment because the Company purchased the right to receive debt in the amount of approximately $6.0 million from Seoul Marina Co., Ltd. (“SMC”), which SMC defaulted on and is now subject to a lien granting the Company the right to occupy the premises (the “Lien”). So long as the Lien exists on the property, the Company has the right to occupy the property. Alternatively, in the event SMC pays all amounts due to the Company under the Lien, the Company will no longer have the right to occupy the property but will have received payment for the full amount of the Lien. As the Right is to receive the approximately $6.0 million in debt (and to possess the property until such debt is repaid), the value of the Lien does not change over time. For this reason, the Company determined not to amortize the Lien over the 10-yer period.

Management determined to classify the right under FASB ASC Topic 325, Investments-Other (“ASC 325”), as opposed to FASB ASC Topic 320, Investments-Debt Securities (“ASC 320”), a “debt security” is defined under ASC 320-10-20 as any security representing a creditor relationship with an entity. As the Lien is not an obligation of SMC that is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt as a medium for investment, the Lien is not a security under the definition set forth in ASC 320. Furthermore, ASC 320 specifically states that a “debt security” excludes “receivables that do not meet the definition of a security and, so, are not debt securities[.]” Therefore, management has determined that the Lien cannot be a “debt security.”

The Company further advises the Staff that the Company has revised the Amendment on page 62 to remove SMC from the organizational chart as SMC is not a subsidiary because the 9,777 common shares of SMC held by the Company are an investment security and the Company does not control or direct the actions of SMC.

General

31.

We acknowledge your response to prior comment 50 and we request that you revise and restate your analysis to provide further detail regarding whether the Company is an “investment company” as defined in Section 3(a)(1) of the 1940 Act.

•

For example, we note that you did not provide the staff with an unconsolidated balance sheet with asset values determined in accordance with Section 2(a)(41) of the 1940 Act as of a recent date. Please provide this balance sheet with values as of June 30, 2022, or the most recent calendar quarter preceding your next amendment. As part of that balance sheet, we request that you: (i) itemize what is included as a cash item and the value for each cash item individually; and (ii) provide a detailed breakdown of any cash equivalents.

•

We also note that your analysis of the Company’s assets represented by its subsidiaries does not address whether any “investment securities” (as such term is defined in Section 3(a)(2) of the 1940 Act) are held by any subsidiaries, or where the $4,630,957 in investments disclosed on the 12/31/2021 balance sheet are held. Your analysis also omits any discussion of Seoul Marina Co., Ltd., which you disclose to be a minority-owned subsidiary. Please ensure that your revised analysis addresses all of the Company’s subsidiaries, as well as whether each subsidiary is an “investment company” as defined in Section 3(a)(1) of the 1940 Act, and considers all of the assets that are disclosed on your balance sheet as investments in the current financial statements.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s analysis of whether the Company is an “investment company” as defined in Section 3(a)(1) of the Investor Company Act of 1940, as amended (the “Investment Company Act”), is revised and restated below, as requested by the Staff.

The Company and its subsidiaries are not Investment Companies

An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

(1)	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities;

(2)	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(3)

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Company is, and holds itself out as, a diversified holding company primarily engaged, through its wholly-owned and majority-owned operating subsidiaries, in the business of (a) developing a social media platform, the FANTOO mobile application, (b) operating the Seoul Marina, (c) creating content for the FANTOO platform, (d) developing artificial intelligence (“AI”) applications for within the FANTOO platform, and (d) e-commerce sales under K-Commerce Co., Ltd., a majority owned subsidiary. Neither the Company, nor any of its subsidiaries, are, or hold themselves out as, companies that are engaged primarily or proposes to engage primarily in the business of investing, reinvesting or trading in securities. As such, the Company and its subsidiaries do not fall within the scope of an “orthodox” investment company within the definition of Section 3(a)(1)(A) of the Investment Company Act (“Section 3(a)(1)(A)”). Likewise, the Company’s holdings (and each subsidiary’s holdings) in “investment securities” do not exceed 40% of the value of its total assets on an unconsolidated basis. As such, the Company is not an investment company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act (“Section 3(a)(1)(C)”). A more detailed analysis in support of these conclusions follows.

Section 3(a)(1)(A)

Whether an issuer is primarily engaged in the business of investing, reinvesting or trading in securities under Section 3(a)(1)(A) is a factual question. The SEC and the courts have developed a number of criteria to be used in determining whether an issuer is engaged primarily in a non-investment company business. See Tonopah Mining Co., 26 S.E.C. 426 (1947); see also SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007). Under these precedents, it is clear that the Company and its subsidiaries do not and will not fall within the definition of a Section 3(a)(1)(A) investment company. Each of the criteria is addressed below:

The Issuer’s Historical Development

The Company has positioned itself as a participant in three principal businesses – social media, entertainment, and e-commerce – through a series of strategic transactions.  Since its inception in October 2018, the Company has formed a number of subsidiaries solely to pursue different areas in which the FANTOO platform will operate, including (i) Hanryu Times, a news outlet for K-Culture, (ii) FNS, which operates and develops the FANTOO application, and (iii) Fantoo Entertainment, which creates content to be delivered within the FANTOO platform.  In March 2021, the Company strategically acquired RnDeep in order to obtain RnDeep’s AI interface, the core of the Company’s future offerings within the FANTOO platform such as speech synthesis, curated content delivery, deepfake detection and blocking, and nudity detection and blocking.  In October 2021, pursuant to the Company’s desire to offer e-commerce within the FANTOO platform, the Company strategically acquired its 50.8% interest in its majority owned subsidiary, K-Commerce.  Furthermore, in October, 2022, the Company consummated the acquisition of Marine Island, giving the Company the right to occupy and manage the property at the Seoul Marina, a strategic objective for the Company’s plans with regard to hosting concerts and virtual events from this property.  The emphasis of the Company is to be “hands-on,” by building its businesses to fit into the FANTOO ecosystem, where its management team has in-depth knowledge and experience. None of the Company’s subsidiaries were formed or otherwise acquired to be primarily engaged in the business of investing, reinvesting, or trading in securities.

The Issuer’s Public Representations Concerning its Activities

In the Company’s representations, statements and utterances, including those contained in the Draft Registration Statement (including those of its subsidiaries), the Company has consistently held itself out as a holding company primarily engaged, through its wholly-owned and majority-owned operating subsidiaries, in the business of (a) developing a social media platform, the FANTOO mobile application, (b) operating the Seoul Marina, (c) creating content for the FANTOO platform, (d) developing artificial intelligence applications for within the FANTOO platform, and (d) e-commerce sales under K-Commerce, a majority owned subsidiary.

The Activities of the Issuer’s Officers and Directors, and the Extent of Their Involvement in the Management of the Issuer

The Company’s officers and employees, including the officers and employees of its subsidiaries, devote the bulk of their time and efforts to the control and oversight of the FANTOO platform and ecosystem. The officers and directors of the Company and its subsidiaries have historically spent and will continue to spend a de minimis amount of time making non-controlling investments for the Company.

The Nature of the Issuer’s Present Assets

As discussed in further detail below, as of June 30, 2021, the Company estimates that less than 0.12% of the value of the Company’s consolidated total assets could be deemed to constitute “investment securities” (as such term is defined in Section 3(a)(2) of the Investment Company Act (“Section 3(a)(2)”)). While as of December 31, 2021 the Company possessed 299,651,320,620 KDC, on June 22, 2022, the Company transferred all KDC out of the Company and eliminated blockchain and cryptocurrency related operations from its business plan.  As such, all the Company’s assets are consistent with its three principal businesses, such as receivables, inventory and, most significantly, research and development. A more detailed discussion of the Company’s assets is provided in our analysis of the Company’s status as an investment company under Section 3(a)(1)(C) below.

As of June 30, 2022, the Company held approximately $5,943,473 of assets on its condensed consolidated balance sheet, as computed under generally accepted accounting principles (“GAAP”), consisting of the following:

	Total Assets	Investment Company Test Total Assets
Cash Items {a}	$11,756	$0
Investment Securities(1)	$7,562	$7,562
Short-Term Loans	$1,151,347	$1,151,347
Accounts Receivable, Net of Allowance	$260	$260
Non-Trade Receivables	$906,197	$906,197
Prepaid Expenses	$199,591	$199,591
Investments in Wholly-Owned Subsidiaries(2)	$2,691,796	$2,691,796
Property and Equipment, Net	$479,496	$479,496
Other Assets	$495,468	$495,468
Total Assets	$5,943,473	$5,931,717

(1)	Represents the Company’s ownership of 24.53% of the outstanding common shares of SMC.
(2)	Represents the Lien held by the Company’s wholly-owned subsidiary, Marine Island, for the right to manage and occupy the Seoul Marina pursuant to the Contract.

{a}	Cash items consist of:

Cash	$11,756
Total	$11,756

Sources of the Issuer’s Present Income

For the period ending June 30, 2022, 100% of the Company’s total revenues were generated by its majority owned subsidiary, K-Commerce, and its e-commerce business. In addition, for the period ending June 30, 2022, the Company reported a net loss of approximately $3,480,000. Substantially all of the results were derived from the Company’s (and its subsidiaries’) current operating businesses and associated marketing, general and administrative, and research and development expense (as compared with trading losses).

Based on these criteria, the Company is not an “orthodox” investment company that falls within the definition of an investment company set forth in Section 3(a)(1)(A).

Section 3(a)(1)(C)

As of December 31, 2021, the Company’s holdings in investment securities did not exceed 40% of the value of the Company’s total assets on an unconsolidated basis. As such, the Company is not an investment company that falls within the scope of Section 3(a)(1)(C).

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as “any issuer which … is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (emphasis added).”

Because the analysis contemplated in Section 3(a)(1)(C) (the “40% Asset Test”) is applied on an unconsolidated basis, in order to determine whether the Company falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to perform a “bottom-up” analysis of the Company’s organizational structure to identify which of the Company’s total assets constitute investment securities. The following is the Company’s analysis of the fair values of the various categories of assets of certain of the Company subsidiaries as determined in good faith by the Board of Directors of the Company in reliance on certain financial analyses.

Valuation Overview

The 40% Asset Test contained herein is presented based on the value of the assets of the Company, including the Company’s subsidiaries, as of June 30, 2022.

Hanryu Bank Co., Ltd.: HBC is wholly owned by the Company. As of June 30, 2022, the Company has total assets of approximately $5,943,473, of which the assets owned by HBC equal $5,269,674, consisting of those items in the table below:

	Total Assets	Investment Company Test Total Assets
Cash Items {a}	$500	$0
Investment Securities(1)	$7,562	$7,562
Short-Term Loans	$1,035,329	$1,035,329
Accounts Receivable, Net of Allowance	$0	$0
Non-Trade Receivables	$856,443	$856,443
Prepaid Expenses	$187,708	$187,708
Investments in Wholly-Owned Subsidiaries(2)	$2,691,796	$2,691,796
Property and Equipment, Net	$243,147	$243,147
Other Assets	$247,189	$247,189
Total Assets	$5,269,674	$5,269,174

(1)	Represents the Company’s ownership of 24.53% of the outstanding common shares of SMC.
(2)	Represents HBC’s 100% ownership of Marine Island, which owns the Lien for the right to manage and occupy the Seoul Marina.

{a}	Cash items consist of:

Cash	$500
Total	$500

Of HBC’s assets, the only assets that are “investment securities” as defined under Section 3(a)(2) of the Investment Company Act (“Section 3(a)(2)”) are the shares of SMC owned by HBC, which constitute 0.14% of HBC’s total assets. As such, management believes that HBC is not an “investment company” as defined under Section 3(a)(1)(C).

K-Commerce Co., Ltd.: K-Commerce is a majority owned (51%) subsidiary of the Company. As of June 30, 2022, K-Commerce had total assets of approximately $274,693, consisting of those items in the table below:

	Total Assets	Investment Company Test Total Assets
Cash Items {a}	$8,734	$0
Investment Securities	$0	$0
Short-Term Loans	$116,018	$116,018
Accounts Receivable, Net of Allowance	$0	$0
Non-Trade Receivables	$206	$206
Prepaid Expenses	$2,188	$2,188
Property and Equipment, Net	$147,547	$147,547
Total Assets	$274,693	$265,959

{a}	Cash items consist of:

Cash	$8,734
Total	$8,734

Of K-Commerce’s assets, there are no assets that are “investment securities” as defined under Section 3(a)(2), and as such, management believes that K-Commerce is not an “investment company” as defined under Section 3(a)(1)(C).

FNS Co. Ltd.: FNS is wholly owned by the Company. As of June 30, 2022, FNS had total assets of approximately $149,371, consisting of those items in the table below:

	Total Assets	Investment Company Test Total Assets
Cash Items {a}	$1,320	$0
Investment Securities	$0	$0
Non-Trade Receivables	$47,907	$47,907
Prepaid Expenses	$8,317	$8,317
Property and Equipment, Net	$88,347	$88,347
Other Assets	$3,480	$3,480
Total Assets	$149,371	$148,051

{a}	Cash items consist of:

Cash	$1,320
Total	$1,320

Of FNS’s assets, there are no assets that are “investment securities” as defined under Section 3(a)(2), and as such, management believes that FNS is not an “investment company.”

Hanryu Times Co., Ltd.:  Hanryu Times is wholly owned by the Company.  As of June 30, 2022, Hanryu Times had total assets of approximately $2,682, consisting of those items in the table below

	Total Assets	Investment Company Test Total Assets
Cash Items {a}	$365	$0
Investment Securities	$0	$0
Accounts Receivable, Net of Allowance	$260	$260
Non-Trade Receivables	$1,602	$1,602
Property and Equipment, Net	$455	$455
Total Assets	$2,682	$2,317

{a}	Cash items consist of:

Cash	$365
Total	$365

Of Hanryu Times’ assets, there are no assets that are “investment securities” as defined under Section 3(a)(2), and as such, management believes that Hanryu Times is not an “investment company.”

Fantoo Entertainment Co., Ltd.: Fantoo Entertainment is wholly owned by the Company.  As of June 30, 2022, Fantoo Entertainment had total assets of approximately $454, consisting of those items in the table below:

	Total Assets	Investment Company Test Total Assets
Cash Items {a}	$415	$0
Investment Securities	$0	$0
Non-Trade Receivables	$39	$39
Total Assets	$454	$39

{a}	Cash items consist of:

Cash	$415
Total	$415

Of Fantoo Entertainment’s assets there are no assets that are “investment securities” as defined under Section 3(a)(2), and as such, management believes that Fantoo Entertainment is not an “investment company.”

Marine Island Co., Ltd.: Marine Island is wholly owned by the Company. As of June 30, 2022, Marine Island had total assets of $2,938,295, consisting of those items in the table below:

	Total Assets	Investment Company Test Total Assets
Cash Items {a}	$322	$0
Investment Securities	$0	$0
Prepaid Expenses	$1,378	$1,378
Investments(1)	$2,691,796	$2,691,796
Other Assets	$244,799	$244,799
Total Assets	$2,938,295	$2,937,973

(1)	Represents the Lien held by Marine Island for the right to manage and occupy the Seoul Marina pursuant to the Contract.

{a}	Cash items consist of:

Cash	$322
Total	$322

Of Marine Island’s assets, there are no assets that are “investment securities” as defined under Section 3(a)(2). As such, management believes that Marine Island is not an “investment company” as defined under Section 3(a)(1)(C).

As a result, the Company’s interests in HBC, HBC’s subsidiaries, and the majority-owned subsidiaries of HBC are not investment securities because HBC is a wholly subsidiary of the Company, HBC’s subsidiaries are wholly owned or majority owned, and HBC is not an investment company as defined in the Investment Company Act or a company that is relying on the exclusions provided in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

As of June 30, 2022, the value of the Company’s investment securities represented less than 0.12% of the value of the Company’s total assets. Accordingly, the Company is not and will not be an investment company under Section 3(a)(1)(C).

Seoul Marina Co., Ltd.

The Company does not control or otherwise own more than 50% of SMC, and as such, has revised the disclosures in the Amendment to reflect that the shares held are “investment securities.”  Furthermore, the Company has removed SMC from its organizational chart.  As the 9,777 common shares of SMC held by the Company (the “SMC Shares”) are investment securities, the Company does not believe it needs to provide an analysis of SMC under the Investment Company Act.

Allocation of Investment Assets

The investments of $4,630,957 disclosed on the December 31, 2021 balance sheet were held as follows: (i) the SMC Shares, valued at $8,247; (ii) the Lien held by the Company in the amount of $2,935,658; and (iii) the convertible bonds with warrants issued by Midas AI Co., Ltd, in the amount of $1,687,052.

The investments disclosed of $2,699,358 as of June 30, 2022 are as follows: (i) the SMC Shares, valued at $7,562; and (ii) the Lien held by the Company, valued at $2,691,796.  Changes for the amounts in subsections (i) and (ii) above from the amounts as of December 31, 2021 are a result of currency exchange rate adjustments.

32.

We note your response to prior comment 23 stating that the Company intends to hold KDG in inventory for, among other reasons, exchange for KDC. We also note the disclosure on page 47 regarding your expectations of “receiving commissions from transactions that occur within our FANTOO Wallet, which may include, without limitation, exchanges of KDC to KDG, and KDG to KDC” and the possibility of exchanging additional currencies in the future.

•

Please advise us as to whether: (i) the Company has any plans to sell or convert its holdings or new issuances of KDG to KDC or other currencies; and (ii) whether any other currencies that may be exchanged in the FANTOO Wallet are securities under the 1933 Act and the 1940 Act.

•

If any currency that may be exchanged through the FANTOO Wallet and generates commissions for the Company is a security under the 1933 Act or the 1940 Act, please advise the staff how this impacts your analysis regarding whether you are an “investment company” as defined in Section 3(a)(1) of the 1940 Act.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as the Company divested itself of all KDC holdings in the KDC Divestiture, as well as transferred operations of Main Net (FandomChain) and Fantoo Wallet out of the Company and halted the ability to transfer KDG into Fantoo Wallet to be exchanged for KDC, the Company:

(1)

 (a) has no plans to sell or convert its holdings or new issuances of KDG to KDC or other currencies that may be exchanged in the Fantoo Wallet; and (b) no other currencies are exchangeable within Fantoo Wallet at the time of the transfer of ownership of the application, and the Company has no further control over the operation of Fantoo Wallet or potential exchanges that can occur therein.

(2)

As the Company does not control Fantoo Wallet, it no longer will receive commissions or other remuneration from the exchange of currencies within the Fantoo Wallet. Further, the Company no longer allows for KDG to be transferred into Fantoo Wallet, and therefore KDG cannot be exchanged for any other currency that could potentially be a security under the Securities Act or the Investment Act.

The Company further advises the Staff that the Company has revised the Amendment to reflect the disclosures in the Amendment to remove references to revenue received from commissions of transactions within Fantoo Wallet, as well as references regarding the holding of KDG in inventory potentially for purposes of exchanging into KDC.

33.

We note your response to prior comment 51 and respectfully disagree with your assertion that the Company does not need to provide an analysis of whether KDC is a security under the 1933 Act and the 1940 Act. Accordingly, we reissue our previous comments with respect to KDC:

•	Tell us whether you maintain an inventory of KDC. If so, please supplementally advise how you account for KDC on your balance sheet.
•	Please provide your analysis as to whether KDC is a security as defined in the 1933 Act and the 1940 Act.
•

If you consider KDC to be a security as defined in the 1933 Act and the 1940 Act, please supplementally advise the staff whether the Company could be considered to be engaged or primarily engaged in the business of trading in securities. See Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that while the Company has terminated its cryptocurrency and blockchain business, and the Company does not maintain an inventory of KDC as all KDC was transferred to the KDC Foundation in the KDC Divestiture, it is providing the below analysis in response to the comment due to its prior issuances of KDC in the KDC Exchange.  The Company further believes neither KDG nor KDC to be a security under Section 2(a)(1) of the Securities Act, which defines the term “security” by enumerating a list of financial arrangements that Congress expressly intended to capture within the purview of the statute, of which KDG, as a reward point for the use of a platform, is not expressly listed among the enumerated examples.

As the U.S. Supreme Court has noted, the definition of a security must be “flexible rather than a static principle, one that is capable of adaption to meet the countless and variable schemes devised by those who seek the use of money of others on the promise of profits.” SEC v. W.J. Howey Co., 328 U.S. 293, 299 (1946). The Company acknowledges and agrees that the definition of a security under the Securities Act is and should be broad in its nature in order to protect the investing public. However, the Company’s issuance of KDG to its users is not intended to be, and does not operate as, securities. Prior to the KDC divestiture, KDC was intended to be used as a means for facilitating the exchange of off chain KDG value for on chain value, was not offered as a speculative investment and was not a security.

Under Howey, the Supreme Court identified a four-part test to decide what would meet the definition of a security as follows: (1) whether there in an investment of money; (2) whether the investment is in common enterprise; (3) whether there is an expectation of profits; and (4) whether that expectation of profits is solely from the efforts of others.

Analysis of KDG

Regarding the first prong of the test, a user is not required to make an investment of money to receive KDG. KDG is a form of “reward point” that can be earned simply by interacting with the FANTOO application, without an investment of money.

Regarding the second prong of the Howey test, the Company does not believe a common enterprise to exist with respect to KDG.

Subsequent to Howey, the courts have developed three tests to determine if a common enterprise exists. First, the horizontal approach addresses whether multiple investors pool funds into an investment and the profits of each investor correlate with those of the others. This is not the case with KDG, as even in the event users pool their KDG together, there is no monetary profit to be split among the users, and the users can only use those pooled KDG to purchase goods or services for the group as a whole, as described in more detail below under the third prong of the Howey test. Second, the vertical approach addresses whether the profits are tied to a promoter. This is also not the case here. Rather, if a user does make a profit, it will be as result of the user’s own efforts in creating or selling their own goods in exchange for KDG. Third, the broad vertical approach addresses whether the success of an investor depends on a promoter’s expertise. Again, this is not the case here, as the receipt of KDG depends on the user’s interaction with the FANTOO platform and not the actions of a promoter.

Regarding the third prong of the Howey test, the Company does not believe that there is or should be an expectation of profits relating to the collection of KDG.

The premise behind KDG is that it is intended as a “reward point” for the user’s interaction with the FANTOO platform.  While there is a potential for a user to profit from selling goods or services within the FANTOO platform, the consideration for which may be KDG, the seller’s interest in the receipt of KDG is to be compensated for such goods and services, not as an investment opportunity that will appreciate in value or provide some sort of dividend.

Regarding the fourth prong of the Howey test, the Company does not believe that any profits relating to the collection of KDG will result solely from the efforts of others.

Subsequent to Howey, the courts have interpreted this prong to include any significant or essential managerial or other efforts relating to the success of the investment. While the Company and its subsidiaries will be responsible for maintaining the FANTOO platform which distributes KDG to users as a reward, the Company will in no way be involved in or responsible for any decision of any user with respect to how to spend KDG, or which goods or services to purchase or sell. These decisions will be made solely by a specific users based on such user’s personal desires and preferences with respect to the goods or services such user is purchasing.

As KDG is a reward point granted to each user based upon that specific user’s activities within the day, and not an investment in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others, the Company believes no prong of the Howey test is triggered by the Company’s issuance of KDG. Therefore, the Company believes that KDG is not a security as defined by Section 2(a)(1) of the Securities Act.

Analysis of KDC

The following analysis of KDC is being presented as of the initial issuance of KDC in the KDC Exchange.  Any references to exchanges or other uses of KDC within the FANTOO ecosystem no longer apply due to the KDC Divestiture.  The analysis for KDC is not identical to that for KDG, particularly since the first prong of Howey is met because the offering of KDC on an exchange was intended to cause purchasers to acquire it for future exchange into KDG. As KDC was offered as prospectively exchangeable for KDG without any additional economics incentives associated with it other than its tradability on chain, the balance of the Howey analysis applies to its security analysis. On this point, however, even though KDC was listed on two secondary markets, the Company did not independently promote or create any expectation of profit associated with the acquisition of KDC. KDC’s listings were not successful for this reason, at least in part, and contributed to its delisting and poor performance in such markets.

Notably, diligence into how Company treated KDC in its white paper and marketing materials, strongly suggests that the public listing of KDC was intended to potentially permit excess KDG to be converted into on chain value without contemplating what the motivation would be for a purchaser of KDC to buy it other than endeavoring to take advantage of KDG receipt and expenditure imbalances within the Platform, which imbalances would be independent of the success of the Platform. For illustrative purposes, assume three scenarios with regards to Platform goods and services (“G&S”) and a functioning market for KDC: (i) supply and demand for KDG (which is used to acquire such G&S) are in equilibrium; (ii) there is more supply of G&S than there is demand; (iii) there is more demand for G&S than there is supply. An inadequate supply of G&S might occur, despite a successful Platform, where more scarce items (e.g., limited issue NFT’s or memberships, events, etc) are the primary source for demand versus non-scarce items where supply is not constrained (e.g., unlimited issue NFT’s, unlimited club membership, song purchases, etc). Each of scenarios (ii) and (iii) is reflective of an imbalance that would impact the price of KDC, but that imbalance is independent of the success or failure of the Platform (except at an absolute level); the velocity of KDG on the Platform is directly correlated with the success of the Platform as opposed to absolute demand or supply. Even if demand for G&S is high, if velocity of KDG on the Platform is low, then the Platform would fare poorly even though the price of KDC may rise in response to demand. Similarly, if contributors offer more G&S on the Platform to meet this demand, it will increase the velocity of KDG on the Platform, improve the economic performance of the Platform, while simultaneously reducing the price of KDC (in this example, economic performance is inversely correlated with the price of KDC). Under scenario (i), if the demand and supply of KDC are in perfect equilibrium, then there are no buyers or sellers of KDC and the price of KDC remains constant irrespective of how successful or unsuccessful the Platform is; KDC’s price is dependent on imbalances not velocity. If the Platform substantially exceeds expectations but there is a perfect balance of KDG receipts and expenditures, then the value of KDC is dependent on the marginal buyer or seller. A rational purchaser of KDC would need to believe that demand for G&S would increase in the future versus available supply of KDG in order to make a profit.  If the reverse were to occur and there was less demand for G&S in the future, then the excess supply of KDG would result in lower KDC prices and thus, a loss.  Notably, this excess supply of KDG may not be indicative of poor economic performance of the Platform if the velocity of KDG on the Platform is high; such a state might be reflective of more G&S having been made available on the Platform but not being fully absorbed by existing demand for G&S in the Platform. In essence, KDC’s primary function would have been to facilitate market clearing thus enabling the Platform to more quickly reach a state of equilibrium.

Regarding the second prong of Howey, KDC fails the horizontal common enterprise test as there was never any monetary profit to be split among KDC users whether a purchaser would have profited or not would have depended more on timing and market fluctuation for each holder’s KDC. The vertical approach addresses whether the profits are tied to a promoter. This is also not the case here. Rather, if a user does make a profit, it would have been as result of the user’s own efforts in purchasing or selling KDC at the appropriate time. Third, the broad vertical approach addresses whether the success of an investor depends on a promoter’s expertise. Again, this was not the case with respect to KDC, as the investor’s success would have been dependent on properly timing the purchase and sale of KDC in accordance with the demand cycles.

Regarding the third prong of the Howey test, the Company does not believe that there ever was an expectation of profits relating to holding KDC. Firstly, all references to KDC related to its role in facilitating on chain exchangeability for KDG, not for the purposes of profit relating to the holding of the asset itself. As noted above, KDC transactions by purchasers and sellers would have the effect of causing KDG demand and supply to revert to equilibrium.  Furthermore, given that this was the only publicly stated purpose for KDC, there was never any basis for any purchaser to acquire and hold KDC in the anticipation of profit.  As noted above, KDC was not promoted as facilitating profit from the appreciation of the Platform.  Furthermore, a purchaser of KDC could not even expect to profit from facilitating initial trading for the exchange of KDC as the initial market could have been characterized by consumers with a more than adequate supply of KDC relative to demand for G&S .  As noted previously, the most important driver of appreciation in KDC was a function of market equilibrium and not Platform success.

Regarding the fourth prong of the Howey test, the Company does not believe that any profits relating to the collection of KDC would have resulted solely from the efforts of others. As noted above, the profitability related to KDC would have been related to timing, not whether management was competent in managing the Platform. A minimal role, without more, is unlikely to be sufficient to constitute “efforts of others” for purchasers to rely upon. For example, in Noa v. Key Futures, Inc., the Ninth Circuit held that contracts for the sale of silver were not securities because purchasers did not rely upon the efforts of others to realize their profits: “[o]nce the purchase of silver bars was made, the profits to the investor depended upon the fluctuations of the silver market, not the managerial efforts of [the sellers].” Noa v Key Futures, Inc., 638 F.2d 77, 79 (9th Cir. 1980).

For the reasons set forth above, the Company believes that KDC is not a security as defined by Section 2(a)(1) of the Securities Act.

***

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 272-7050.

Very truly yours, /s/ Daniel W. Rumsey Daniel W. Rumsey Partner Disclosure Law Group, a Professional Corporation

cc: Chang-Hyuk Kang

Chief Executive Officer

Hanryu Holdings, Inc.